November 18, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Modigene Inc.
Form 10-KSB/A for the Year Ended December 31, 2007
Form 10-Q/A for the Quarter Ended March 31, 2008
File No. 000-52691

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated October 28, 2008, containing certain comments to our Form 10-KSB/A for the year ended December 31, 2007 (the “Form 10-KSB/A”) and the Form 10-Q/A for the quarter ended March 31, 2008 (the “Form 10-Q/A”). Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response of the Company with respect thereto.

10-KSB/A for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

1.
Your revised disclosure under Item 307 of Regulation S-B provides two conclusions on the effectiveness of your disclosure controls and procedures. You disclose in the first paragraph that disclosure controls and procedures were effective as of the end of the period covered by this report and then conclude in the second paragraph that disclosure controls and procedures were not effective at a “reasonable assurance level” as a result of a material weakness identified after a special evaluation of the Company’s internal controls over financial reporting. Please revise your disclosure to provide only one conclusion and state, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures as of the end of the period covered by the report were not effective. If you use the term “at a reasonable assurance level,” please expand your disclosure to clarify that disclosure controls and procedures were designed to provide “reasonable assurance” that the controls and procedures will meet their objectives. This comment also applies to amendment number two to your Form 10-Q for March 31, 2008.

1. The Company has revised its disclosure in the Form 10-KSB/A and the Form 10-Q/A in accordance with your comments, and such revisions are reflected in Amendment No. 3 on Form 10-KSB/A and Amendment No. 3 on Form 10-Q/A, which are being filed with the SEC concurrently with this response letter.

Management’s Annual Report on Internal Control Over Financial Reporting, page 39

2.
Please refer to prior comment four. You disclose that you “identified a material weakness related to an inappropriate purchase accounting treatment for the reverse merger transaction” however you disclose that management concluded that your internal control over financial reporting was effective at December 31, 2007. Please refer to Item 308T(a)(3) of Regulation S-B that states “management is not permitted to conclude that the small business issuer’s internal control over financial reporting is effective if there are one or more material weaknesses in the small business issuer’s internal control over financial reporting.” Please disclose in your amended Form 10-KSB management’s revised conclusion that your internal control over financial reporting was not effective at December 31, 2007.

2. The Company has revised its disclosure in Amendment No. 3 to the Form 10-KSB/A in accordance with your comment.

3.
Consistent with your response to prior comment five, please revise your disclosure to state that management’s evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

3. The Company has revised its disclosure in Amendment No. 3 to the Form 10-KSB/A to state that management’s evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

Please do not hesitate to call Mr. Novik at +972-54-220-7949 if you have any further questions or if we can be of further assistance.

Very truly yours,

Modigene Inc.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	President